March 3, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Comstock Withdrawal of Registration Statement on Form S-3 (File No. 333-259929)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Comstock Mining Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-259929), initially filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because the Company’s contractual obligation to maintain the effectiveness of this Registration Statement with respect to the shares of common stock held by the selling stockholders has been terminated and such shares have been transferred back to Company for cancellation. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact Clyde Tinnen, counsel to the Company, at ctinnen@foley.com.

Sincerely,

Comstock Mining Inc.

By:	/s/ Corrado DeGasperis
Corrado DeGasperis
Executive Chairman and Chief Executive Officer